PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

February 12, 2003

B.C. Securities CommissionExecutive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: AVINO SILVER & GOLD MINES LTD

MAILING ON FEBRUARY 12, 2003

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Instrument 54-101:

•	Notice of Meeting

•	Information Circular

•	Proxy

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

‘’Laurie Waddington’’

Laurie Waddington
LW/jo

cc: Alberta Securities Commission	cc: TSX Venture Exchange

cc: Avino Silver & Gold Mines Ltd.

cc: Salley Bowes Harwardt

cc: Matthew J Hoogendoom